UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Exantas Capital Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

30068N105
(CUSIP Number)

July 8, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30068N105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,307,900 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,307,900

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,307,900

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.72% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA

(1) Represents the number of shares of common stock, par value $0.001 per share (the “Shares”) of the Issuer that is issuable upon conversion of $27,750,000 principal amount of the Issuer’s 4.50% Convertible Senior Notes due 2022 (the “4.50% Notes”) held by the Reporting Person, at a conversion rate for 4.50% Notes of 83.1676 Shares per $1,000 principal amount of 4.50% Notes.

(2) Calculations of percentage ownership in this Schedule 13G is based on an aggregate of 34,349,961 shares of common stock, par value $0.001 per share (the “Shares”) of the Issuer, consisting of (i) 32,042,061 Shares outstanding as of May 7, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the United States Securities Exchange Commission (the “SEC”) on May 11, 2020 and (ii) 2,307,900 Shares issuable upon conversion of all of the 4.50% Notes (the “Notes”) held by the Reporting Persons at a conversion rate for 4.50% Notes of 83.1676 Shares per $1,000 principal amount of 4.50% Notes.

CUSIP No.	30068N105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,307,900 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,307,900

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,307,900

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.72% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC

(1) Represents the number of shares of common stock, par value $0.001 per share (the “Shares”) of the Issuer that is issuable upon conversion of $27,750,000 principal amount of the Issuer’s 4.50% Convertible Senior Notes due 2022 (the “4.50% Notes”) held by the Reporting Person, at a conversion rate for 4.50% Notes of 83.1676 Shares per $1,000 principal amount of 4.50% Notes.

(2) Calculations of percentage ownership in this Schedule 13G is based on an aggregate of 34,349,961 shares of common stock, par value $0.001 per share (the “Shares”) of the Issuer, consisting of (i) 32,042,061 Shares outstanding as of May 7, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the United States Securities Exchange Commission (the “SEC”) on May 11, 2020 and (ii) 2,307,900 Shares issuable upon conversion of all of the 4.50% Notes (the “Notes”) held by the Reporting Persons at a conversion rate for 4.50% Notes of 83.1676 Shares per $1,000 principal amount of 4.50% Notes.

CUSIP No.	30068N105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,307,900 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,307,900

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,307,900

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.72% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1) Represents the number of shares of common stock, par value $0.001 per share (the “Shares”) of the Issuer that is issuable upon conversion of $27,750,000 principal amount of the Issuer’s 4.50% Convertible Senior Notes due 2022 (the “4.50% Notes”) held by the Reporting Person, at a conversion rate for 4.50% Notes of 83.1676 Shares per $1,000 principal amount of 4.50% Notes.

(2) Calculations of percentage ownership in this Schedule 13G is based on an aggregate of 34,349,961 shares of common stock, par value $0.001 per share (the “Shares”) of the Issuer, consisting of (i) 32,042,061 Shares outstanding as of May 7, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the United States Securities Exchange Commission (the “SEC”) on May 11, 2020 and (ii) 2,307,900 Shares issuable upon conversion of all of the 4.50% Notes (the “Notes”) held by the Reporting Persons at a conversion rate for 4.50% Notes of 83.1676 Shares per $1,000 principal amount of 4.50% Notes.

CUSIP No.	30068N105

Item 1.	(a).	Name of Issuer:

Exantas Capital Corp.

	(b).	Address of Issuer's Principal Executive Offices:

717 Fifth Avenue
New York, New York 10022

Item 2.	(a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:

Brigade Capital Management, LP – Delaware Brigade Capital Management GP, LLC - Delaware
Donald E. Morgan, III – U.S.A.

Brigade Capital Management, LP, Brigade Capital Management GP, LLC and Donald E. Morgan, III: 399 Park Avenue, 16th Floor New York, New York 10022
United States of America

	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e).	CUSIP Number:

30068N105

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Brigade Capital Management, LP – 2,307,900
Brigade Capital Management GP, LLC – 2,307,900
Donald E. Morgan, III – 2,307,900

(b)	Percent of class:

Brigade Capital Management, LP – 6.72%
Brigade Capital Management GP, LLC – 6.72%
Donald E. Morgan, III – 6.72%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Brigade Capital Management, LP – 0
Brigade Capital Management GP, LLC – 0
Donald E. Morgan, III – 0

(ii) Shared power to vote or to direct the vote

Brigade Capital Management, LP – 2,307,900
Brigade Capital Management GP, LLC – 2,307,900
Donald E. Morgan, III – 2,307,900

(iii) Sole power to dispose or to direct the disposition of

Brigade Capital Management, LP – 0
Brigade Capital Management GP, LLC – 0
Donald E. Morgan, III – 0

(iv) Shared power to dispose or to direct the disposition of

Brigade Capital Management, LP – 2,307,900
Brigade Capital Management GP, LLC – 2,307,900
Donald E. Morgan, III – 2,307,900

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2020
(Date)

Brigade Capital Management, LP

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member of its General Partner
(Name/Title) Brigade Capital Management GP, LLC

/s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

*The Reporting Persons specifically disclaim beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G dated July 20, 2020 relating to the Common Stock, par value $0.001 per share of Exantas Capital Corp. shall be filed on behalf of the undersigned.

July 20, 2020
(Date)

Brigade Capital Management, LP

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member of its General Partner
(Name/Title)

Brigade Capital Management GP, LLC
/s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)